                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)


                         ALLSTATE FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   020011 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                           Gerald F. Heupel, Jr., Esq.
                      Elias, Matz, Tiernan & Herrick L.L.P.
                                   12th Floor
                              734 15th Street, N.W.
                             Washington, D.C. 20005
                                  (202)347-0300
--------------------------------------------------------------------------------
  (Name, Address, Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                               September 14, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                Page 1 of 8 Pages


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--------------------------------               -------------------------------
CUSIP No.  020011 10 2                13D      Page 2 of 8 Pages
--------------------------------               -------------------------------

------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Value Partners, Ltd.  75-2291866
------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                   (b) [X]
------------------------------------------------------------------------------
     3       SEC USE ONLY
------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEM 2(d) OR 2(e)

             N/A
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas
------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY        7         SOLE VOTING POWER
        OWNED BY EACH REPORTING
              PERSON WITH                           1,107,373
                                         -------------------------------------
                                          8         SHARED VOTING POWER

                                                    N/A
                                         -------------------------------------
                                          9         SOLE DISPOSITIVE POWER

                                                    1,107,373
                                         -------------------------------------
                                         10         SHARED DISPOSITIVE POWER

                                                    N/A
------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,107,373
------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* [ ]
------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             37.6%
------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             PN
------------------------------------------------------------------------------

-------------------------------                -------------------------------
CUSIP No.  020011 10 2                13D      Page 3 of 8 Pages
-------------------------------                -------------------------------

------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Ewing & Partners  75-2741747
------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                    (b) [X]
------------------------------------------------------------------------------
     3       SEC USE ONLY
------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             N/A
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [ ]
             PURSUANT TO ITEM 2(d) OR 2(e)

             N/A
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas
------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY        7         SOLE VOTING POWER
        OWNED BY EACH REPORTING
               PERSON WITH                          N/A
                                         -------------------------------------
                                          8         SHARED VOTING POWER

                                                    1,107,373
                                         -------------------------------------
                                          9         SOLE DISPOSITIVE POWER

                                                    N/A
                                         -------------------------------------
                                         10         SHARED DISPOSITIVE POWER

                                                    1,107,373
------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,107,373
------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* [ ]
------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             37.6%
------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             PN
------------------------------------------------------------------------------

-------------------------------                -------------------------------
CUSIP No.  020011 10 2                13D      Page 4 of 8 Pages
-------------------------------                -------------------------------

------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Timothy G. Ewing
------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]
------------------------------------------------------------------------------
     3       SEC USE ONLY
------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             N/A
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
             PURSUANT TO ITEM 2(d) OR 2(e)

             N/A
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY        7         SOLE VOTING POWER
        OWNED BY EACH REPORTING
              PERSON WITH                           N/A
                                         -------------------------------------
                                          8         SHARED VOTING POWER

                                                    1,107,373
                                         -------------------------------------
                                          9         SOLE DISPOSITIVE POWER

                                                    N/A
                                         -------------------------------------
                                         10         SHARED DISPOSITIVE POWER

                                                    1,107,373
------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,107,373
------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]
------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             37.6%
------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IN
------------------------------------------------------------------------------

CUSIP No.  020011 10 2       Amendment No. 13                Page 5 of 8 Pages



        Value Partners, Ltd. ("Value Partners") hereby amends its Schedule 13D regarding the common stock, without par value (the "Common Stock"), of Allstate Financial Corporation (the "Issuer" or "Allstate") as set forth below.

        The following items are supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration

        On September 14, 1998, Value Partners purchased $2,896,000 of 10% Convertible Subordinated Notes due September 30, 2003 ("New Notes") from the Issuer. The purchase price of $2,896,000 was derived from the working capital of Value Partners.

Item 4.  Purpose of Transaction

        Value Partners purchased the New Notes in order to provide a stable source of funds to the Issuer. The proceeds of the sale were used by the Issuer to redeem an equivalent principal amount of Convertible Subordinated Notes due September 30, 2000 ("Old Notes") from other holders of Old Notes.

        The New Notes have a slightly higher interest rate (10% versus 9.5% on the Old Notes), mature three years later than the Old Notes, and have a lower conversion rate into Allstate's Common Stock ($6.50 per share versus $7.50 per share). In addition, the holder(s) of at least 50% of the New Notes will be able to elect one person to the current Board of Directors.

        Value Partners currently holds 100% of the issued and outstanding New Notes. However, Allstate has provided the holders of the remaining Old Notes who are accredited investors the opportunity until September 28, 1998 to tender their Old Notes in exchange for an equal amount of New Notes. Value Partners holds $1,301,000 of the $2,068,000 of Old Notes still outstanding and intends to tender its Old Notes for New Notes. Following completion of the exchange offering by Allstate, Value Partners will continue to hold at least 50% of the New Notes. However, no decision has been made at this time as to whether or when Value Partners will exercise its right to add a director to the Board of Directors or as to whom such person would be.

         The Old Notes and the New Notes are collectively referred to herein as the "Notes."

Item 5.  Interest in Securities of the Issuer

        (a) According to the Issuer's Report on Form 10-QSB for the quarter ended June 30, 1998, a total of 2,323,683 shares of Common Stock were issued and outstanding as of June 30, 1998.

CUSIP No.  020011 10 2      Amendment No. 13                  Page 6 of 8 Pages


        Value Partners beneficially owns 488,368 shares of Common Stock, representing 21.0% of the issued and outstanding Common Stock, excluding shares which the Reporting Persons have a right to acquire. If the Notes held by Value Partners were fully converted, Value Partners would hold 1,107,373 shares, or 37.6% of the 2,942,688 shares of Common Stock that would then be issued and outstanding. Value Partners and has the right to acquire an additional 173,467 shares upon conversion of its Old Notes and 445,538 shares upon conversion of its New Notes.

        (b) Value Partners has the sole power to vote and dispose of the Common Stock and the Notes beneficially owned by it. Value Partners does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock or the Notes owned by it. Ewing & Partners, Ewing Asset Management, L.L.C. ("EAM") and Mr. Ewing do not directly own any shares of Common Stock of the Issuer. However, Ewing & Partners, as a general partner of Value Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose of or to direct the disposition of, the Common Stock and the Notes owned by Value Partners. Mr. Ewing, as a general partner and the Managing Partner of Ewing & Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d- 3, to have shared power with Value Partners to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, the Common Stock and the Notes owned by Value Partners. Although EAM holds a 1% general partner interest in Ewing & Partners, EAM does not have any shared voting or dispositive power over the Common Stock and the Notes owned by Value Partners, as Section 8 of the general partnership agreement for Ewing & Partners gives such power solely to Mr. Ewing as the Managing Partner of Ewing & Partners.

        (c) On September 14, 1998, Value Partners purchased from Allstate $2,896,000 of New Notes.

        (d) to (e)     No change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Issuer other than as previously disclosed in prior filings of this Schedule 13D.

Item 7.  Material to be Filed as Exhibits

        The following are filed as exhibits to this Schedule 13D:

CUSIP No.  020011 10 2   Amendment No. 13                     Page 7 of 8 Pages


Exhibit 1* Form of Amended and Restated Agreement of Limited Partnership of Value Partners dated as of October 1, 1993

Exhibit 2* Agreement of General Partnership of Ewing & Partners (formerly known as Fisher Ewing Partners) dated as of September 1, 1991

Exhibit 3* Amended and Restated Agreement of General Partnership of Ewing & Partners dated as of January 1, 1998

Exhibit 4*     Joint Filing Agreement

--------------------
*  Previously filed.

CUSIP No.  020011 10 2      Amendment No. 13                  Page 8 of 8 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy G. Ewing his true and lawful attorney-in-fact, as agent with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Schedule 13D and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                     VALUE PARTNERS, LTD.

                                     By: Ewing & Partners as General Partner



September 22 , 1998                  By: /s/  Timothy G. Ewing
                                        ----------------------
                                        Timothy G. Ewing
                                        General Partner


                                     EWING & PARTNERS


September 22 , 1998                  By: /s/  Timothy G. Ewing
                                        ----------------------
                                        Timothy G. Ewing
                                        General Partner


September 22 , 1998                     /s/  Timothy G. Ewing
                                        ------------------------
                                        Timothy G. Ewing